

September 28, 2012

<u>Via E-mail</u>
Mackie Barch
President, Chief Executive Officer and Chairman
Sunpeaks Ventures, Inc.
9337 Fraser Avenue.
Silver Spring, MD 20910

  Re: Sunpeaks Ventures, Inc.
    Current Report on Form 8-K
    Filed February 17, 2012
    File No. 000-54523

Dear Mr. Barch:

  We issued comments to you on the above captioned filing on August 22, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 15, 2012.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

  Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

      Sincerely,

      /s/ Pamela Howell
      for

      John Reynolds
      Assistant Director